Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2020

Monaco, February 1, 2021 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the fourth quarter (“Q4 2020”) and year ended December 31, 2020.

I.	PROFITABILITY

•      Q4 2020 Adjusted Net Income available to common stockholders(1) of $32.7 million.

•      Q4 2020 Adjusted Earnings per Share(1) of $0.27.

•      Full year 2020 Adjusted Net Income available to common stockholders(1) of $123.7 million.

•      Full year 2020 Adjusted Earnings per Share(1) of $1.02.

II.	MARKET DEVELOPMENTS

•      20 new vessel charters since last quarter including the chartering of four 11,000 TEU capacity containerships for a period of ten years. New fixtures include among others:

o	Cape Akritas, Cape Tainaro, Cape Kortia and Cape Sounio, four 2016/2017-built, 11,000 TEU sister vessels chartered for a period of approximately 10 years at a daily rate of $33,000.

o	Cosco Hellas, Yantian, Beijing, three 2006-built, 9,469 TEU sister vessels chartered for a period of approximately three years at a daily rate of $39,600.

o	Navarino, one 2010-built, 8,531 TEU containership chartered for a period of approximately four years at a daily rate of $31,000.

o	Kure, one 1996-built, 7,403, TEU containership chartered for a period of approximately two years at a daily rate of $31,000.

III.	SALE AND PURCHASE ACTIVITY

•      Acquisition of three secondhand containerships. More specifically:

o	Two 2004-built, 6,492 TEU sister vessels expected to be delivered in Q1 2021. Upon delivery, each vessel will commence a charter with a leading liner company for a period of 22 to 25 months.

o	Delivery of the 2011-built, 4,178 TEU containership, Neokastro whose purchase agreement was announced in the previous quarter.

•     Sale of the 2000-built, 4,890 TEU containership, Halifax Express. The sale of the vessel is expected to be completed in February 2021.

IV.	CAPITAL STRUCTURE

•     Liquidity of $209.8 million as of the end of Q4 2020 (including our share of cash amounting to $17.9 million held in companies co-owned with York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”)).

•     No meaningful debt maturities until 2024.

•     New financing agreements since last quarter for an aggregate amount of $40.6 million. More specifically:

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o	$20.0 million loan facility agreement with a leading U.S. financial institution, in order to refinance the existing indebtedness of the 2010-built, 8,531 TEU containership Navarino, originally maturing in 2021.

o	$8.1 million loan facility agreement with a European financial institution, in order to partially refinance the existing indebtedness of the 1996-built, 7,403 TEU containership Kure, originally maturing in 2020.

o	$12.5 million loan facility agreement with a leading US financial institution, in order to finance the acquisition of the 2011-built, 4,178 TEU containership Neokastro.

•     Dividend of $0.10 per share on its common stock and dividends on all four classes of its preferred stock.

(1) Adjusted Net Income available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

NEW BUSINESS DEVELOPMENTS

A.	New charter agreements

•     The Company has chartered in total 20 vessels over the quarter. More specifically, the Company agreed to:

I.	Vessels above 5,500 TEU capacity (Post – Panamax)

-	Charter the 2016-built, 11,010 TEU containership, Cape Akritas and the 2017-built, 11,010 TEU vessels Cape Kortia, Cape Sounio and Cape Tainaro with MSC, for a period of approximately 10 years, at a daily rate of $33,000. The charters will commence between March 2021 and October 2021, upon redelivery of the vessels from their current charterer (ZIM).

-	Extend the charter of the 2006-built, 9,469 TEU sister vessels, Cosco Hellas, Yantian and Beijing, with COSCO for a period of 34 to 36 months at charterers’ option, starting from April 1, 2021 for the first two vessels and from May 1, 2021 for the third one. The daily rate for the extension period is $39,600.

-	Extend the charter of the 2010-built, 8,531 TEU containership Navarino with MSC, for a period starting from April 15, 2021 and expiring at charterers’ option, during the period from January 1, 2025 to April 30, 2025, at a daily rate of $31,000.

-	Extend the charter of the 1996-built, 7,403 TEU containership Kure with COSCO, for a period starting from March 23, 2021 and expiring at charterers’ option, during the period from March 1, 2023 to July 1, 2023, at a daily rate of $31,000.

-	Extend the charter of the 1996-built, 8,044 TEU containership Maersk Kleven with Maersk, for a period of 26 to 30 months at charterers’ option, starting from April 9, 2021. The daily rate for this period is a base rate of $17,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000.

-	Extend the charter of the 1996-built, 8,044 TEU containership Maersk Kotka with Maersk, for a period of 26 to 30 months at charterers’ option, starting from April 25, 2021. The daily rate for this period is a base rate of $17,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000.

II.	Vessels below 5,500 TEU capacity

-	Charter the 2011-built, 4,178 TEU containership Neokastro for a period of approximately 12 to 14 months at charterers’ option, starting from December 26, 2020, at an undisclosed daily rate.

-	Extend the charter of the 2000-built, 4,890 TEU containership Halifax Express with Hapag Lloyd, for a period starting from December 31, 2020 and expiring at charterers’ option during the period from January 1, 2021 to February 5, 2021, at a daily rate of $26,500.

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-	Extend the charter of the 2009-built, 4,258 TEU containership Vela with OOCL, for a period of 23 to 26 months at charterers’ option, starting from February 13, 2021, at a daily rate of $22,700.

-	Extend the charter of the 2010-built, 4,258 TEU containership Vulpecula with OOCL, for a period of 23 to 26 months at charterers’ option, starting from March 28, 2021, at a daily rate of $22,700.

-	Extend the charter of the 2004-built, 2,586 TEU containership Lakonia with COSCO, for a period of 12 to 14 months at charterers’ option, at a daily rate of $17,300, starting from February 24, 2021.

-	Extend the charter of the 2000-built, 2,474 TEU containership Areopolis with COSCO, for a period of 12 to 14 months at charterers’ option, at a daily rate of $17,300, starting from March 3, 2021.

-	Extend the charter of the 2001-built, 1,550 TEU containership Arkadia with Evergreen, for a period of 5 to 7 months at charterers’ option, at a daily rate of $8,650, starting from November 28, 2020.

-	Extend the charter of the 2008-built, 1,300 TEU containership Trader, for a period starting from February 27, 2021 and expiring at charterers’ option, during the period from November 1, 2021 to December 15, 2021, at an undisclosed daily rate.

-	Extend the charter of the 2001-built, 1,078 TEU containership Luebeck with MSC, for a period of 12 to 14 months at charterers’ option, starting from February 19, 2021 at a daily rate of $7,750.

B.	Fleet Renewal

  I. Vessel Acquisitions

-	In December 2020, we acquired the 2011-built, 4,178 TEU container vessel Neokastro.

-	In December 2020, we agreed to acquire two 2004-built, 6,492 TEU container vessels. Both vessels are expected to be delivered in Q1 2021 and upon delivery will commence a charter with a leading liner company for a period of 22 to 25 months, at an undisclosed rate.

  II. Vessel Disposal

-	In January 2021, we agreed to sell the 2000-built, 4,890 TEU capacity containership Halifax Express. Vessel’s sale is expected to be completed in February 2021.

C.	New Financing Agreements

•    In November 2020, we signed a loan facility agreement with a leading U.S. financial institution for an amount of $20.0 million, in order to refinance the existing indebtedness of the 2010-built, 8,531 TEU capacity containership Navarino, originally maturing in 2021 (balloon payment of $17.3 million). The new refinancing facility will be repayable over five years.

•    In December 2020, we signed a loan facility agreement with a European financial institution for an amount of $8.1 million, in order to partially refinance the existing indebtedness of the 1996-built, 7,403 TEU capacity containership Kure, maturing in 2020. The new refinancing facility will be repayable over two years.

•     In January 2021, we signed a loan facility agreement with a leading U.S. financial institution for an amount of up to $12.5 million, in order to finance the acquisition of the 2011-built, 4,178 TEU containership Neokastro. The facility will be repayable over five years.

D.	Dividend announcements

•     On January 4, 2021, we declared a dividend for the quarter ended December 31, 2020, of $0.10 per share on our common stock, payable on February 5, 2021, to stockholders of record of common stock as of January 20, 2021.

•     On January 4, 2021, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock, a dividend of $0.546875 per share on our Series D Preferred Stock and a dividend of $0.554688 per share on our Series E Preferred Stock, which were all paid on January 15, 2021 to holders of record as of January 14, 2021.

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Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the fourth quarter, the Company continued its profitability.

On the back of a rising market, we chartered in total 20 secondhand vessels during the quarter for periods of up to 10 years, substantially enhancing both our contracted revenues and charter coverage.

The new charters contribute north of $440 million in incremental revenues and have a TEU-weighted average duration of about five years.

On the market, the idle containership fleet continued to shrink to levels of about 1%. Charter rates have been on the rise supported by a healthy demand and a chronic shortage of vessels.

We have 10 ships coming off charter over the next six months which positions us favorably, should current market dynamics persist.

With liquidity of above $200 million, a streamlined debt repayment schedule and minimal capex commitments, we are well positioned for a healthy expansion in a volatile market environment.”

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Financial Summary

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2019	2020	2019	2020

Voyage revenue	$478,109	$460,319	$124,468	$119,143
Accrued charter revenue (1)	$3,893	$21,250	$4,008	$5,308
Amortization of Time-charter assumed	$191	$192	$48	$48
Voyage revenue adjusted on a cash basis (2)	$482,193	$481,761	$128,524	$124,499

Adjusted Net Income available to common stockholders (3)	$105,082	$123,671	$38,382	$32,666
Weighted Average number of shares	115,747,452	120,696,130	118,724,718	121,817,769
Adjusted Earnings per share (3)	$0.91	$1.02	$0.32	$0.27

Net Income	$98,999	$8,877	$35,887	$27,075
Net Income / (Loss) available to common stockholders	$67,730	$(21,586)	$28,070	$19,308
Weighted Average number of shares	115,747,452	120,696,130	118,724,718	121,817,769
Earnings / (Losses) per share	$0.59	$(0.18)	$0.24	$0.16

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” in Exhibit 99.2.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods and years ended December 31, 2020 and 2019. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

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Exhibit I

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2019	2020	2019	2020

Net Income / (Loss)	$98,999	$8,877	$35,887	$27,075
Earnings allocated to Preferred Stock	(31,269)	(31,082)	(7,817)	(7,767)
Gain on retirement of Preferred Stock	-	619	-	-
Net Income / (Loss) available to common stockholders	67,730	(21,586)	28,070	19,308
Accrued charter revenue	3,893	21,250	4,008	5,308
General and administrative expenses - non-cash component	3,879	3,655	1,426	1,239
Amortization of Time charter assumed	191	192	48	48
Realized (Gain) / loss on Euro/USD forward contracts (1)	553	(488)	186	-
Vessels’ impairment loss	3,042	31,577	-	-
(Gain) Loss on sale / disposals of vessels	19,589	79,120	689	(499)
Non-recurring, non-cash write-off of loan deferred financing costs	1,253	521	126	43
Swaps’ breakage costs	16	6	-	-
Loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments	38	-	-	-
Loss on vessels held for sale	2,495	7,665	2,495	7,665
Non-recurring, voyage expenses, tank cleaning costs in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations	1,524	-	1,524	-
Non-recurring, voyage expenses tank cleaning costs in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations incurred by jointly owned companies with York	92	-	92	-
Non-recurring, non-cash write-off of loan deferred financing costs by jointly owned companies with York	136	-	136	-
(Gain) / loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	651	1,759	(418)	(446)
Adjusted Net Income available to common stockholders	$105,082	$123,671	$38,382	$32,666
Adjusted Earnings per Share	$0.91	$1.02	$0.32	$0.27
Weighted average number of shares	115,747,452	120,696,130	118,724,718	121,817,769

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Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income / (loss) after earnings allocated to preferred stock and gain on retirement of preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized (gain)/loss on Euro/USD forward contracts, vessels’ impairment loss, (gain) loss on sale / disposal of vessels, loss on vessels held for sale, loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, non-recurring, non-cash write-off of loan deferred financing costs, non-recurring, non-cash write-off of loan deferred financing costs by jointly owned companies with York, general and administrative expenses - non-cash component, non-recurring, voyage expenses, tank cleaning costs in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations, non-recurring, voyage expenses tank cleaning costs in order to comply with the global sulphur cap of 0.5% m/m in anticipation of the entry into force on January 1, 2020 of the relevant MARPOL Annex VI regulations incurred by jointly owned companies with York, swaps’ breakage costs, amortization of Time charter assumed and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

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